UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )*


NAME OF ISSUER:  Interwoven, Inc.

TITLE OF CLASS OF SECURITIES:  Common

CUSIP NUMBER:  46114T508

DATE OF EVENT WHICH REQUIRES FIILNG OF THIS STATEMENT: December 31, 2008

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[X]	Rule 13d-1(b)
	[ ]	Rule 13d-1(c)
	[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  46114T508

(1)   Names of Reporting Persons  The Bank of New York Mellon Corporation
      IRS Identification Nos. Of Above Person          IRS No. 13-2614959

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)   (    ) (b)  (    )

(3)   SEC use only

(4)   Citizenship or Place of Organization                       New York

Number of Shares             (5)  Sole Voting Power             1,157,195
Beneficially
Owned by Each                (6)  Shared Voting Power 		        0
Reporting Person
With                         (7)  Sole Dispositive Power        1,267,426

                             (8)  Shared Dispositive Power              0

(9)   Aggregate Amount Beneficially Owned
      by Each Reporting Person                                  1,267,426

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (see Instructions)                                    (    )

(11)  Percent of Class Represented by Amount in Row (9) 	    2.74%

(12)  Type of Reporting Person (See Instructions)                      HC

                                   SCHEDULE 13G

Item 1(a)  Name of Issuer:  Interwoven, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:
                            160 East Tasman Drive
                            San Jose, CA  95134

Item 2(a)  Name of Person Filing:  The Bank of New York Mellon Corporation
                                   and any other reporting person(s)
                                   identified on the second part of the
     				   cover page(s) and Exhibit I.

Item 2(b)  Address of Principal Business Office, or if None, Residence:
                                   c/o The Bank of New York Mellon Corporation
                                       One Wall Street, 31st Floor
                                       New York, New York 10286
                                       (for all reporting persons)

Item 2(c)  Citizenship:                      See cover page and Exhibit I.

Item 2(d)  Title of Class of Securities:     Common

Item 2(e)  CUSIP Number:  46114T508

Item 3     See Item 12 of cover page(s) ("Type of Reporting
           Person") for each reporting person.

           Symbol    Category

            BD   =   Broker or Dealer registered under Section 15 of the
                     Securities Exchange Act of 1934

            BK   =   Bank as defined in Section 3(a)(6) of the Securities
                     Exchange Act of 1934

            IV   =   Investment Company registered under Section 8 of the
                     Investment Company Act of 1940

            IA   =   Investment Advisor registered under Section 203 of the
                     Investment Advisors Act of 1940

            EP   =   Employee Benefit Plan, Pension Fund which is subject
                     to the provisions of the Employee Retirement Income
                     Security Act of 1974 or Endowment Fund; see
                     Section 240.13-d(1)(b)(1)(ii)(F)

            HC   =   Parent Holding Company, in accordance with Section
                     240.13-d(1)(b)(1)(ii)(G)

Item 4  Ownership:  See Item 5 through 9 and 11 of cover page(s)
                    as to each reporting person.

The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The securities reported herein as beneficially owned may exclude securities of the issuer with respect to which voting and/or dispositive power is exercised by subsidiaries of The Bank of New York Mellon Corporation, or departments or units thereof, independently from the exercise of those powers over the securities reported herein. See SEC Release No. 34-39538 (January 12, 1998). The filing of this Schedule 13G shall not be construed as an admission that The Bank of New York Mellon Corporation, or its direct or indirect subsidiaries, including The Bank of New York and Mellon Bank, N.A., are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.

The following information applies if checked: (    ) Mellon Bank, N.A. and/or
(    ) The Bank of New York Trust Company is/are the trustee of the issuer's employee benefit plan (the "Plan"), which is subject to ERISA. The securities reported include all shares held of record by such reporting person(s) as trustee of the Plan which have not been allocated to the individual accounts of employee participants in the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.

Item 5  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( X )

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

All of the securities are beneficially owned by The Bank of New York Mellon Corporation and its direct or indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale.  The number of
individual accounts holding an interest of 5% or more is (   )

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:
        See Exhibit I.

Item 8  Identification and Classification of Members of the Group:     N/A

Item 9  Notice of Dissolution of Group:                                N/A

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This filing is signed by The Bank of New York Mellon Corporation on behalf of all reporting entities pursuant to Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended.

Date:  February 13, 2009

THE BANK OF NEW YORK MELLON CORPORATION

By:  /s/ DAVID BELSTERLING
    --------------------------
      David Belsterling
      First Vice President
      Attorney-In-Fact for
      The Bank of New York Mellon Corporation

				EXHIBIT I

The shares reported on the attached Schedule 13G are beneficially owned by the following direct or indirect subsidiaries of The Bank of New York Mellon Corporation, as marked (X):

(A)	The Item 3 classification of each of the subsidiaries listed below is
	"Item 3(b) Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)"

        (X)  The Bank of New York Mellon
        ( )  The Bank of New York Mellon Trust Company, National Association
	( )  BNY Mellon, National Association
        ( )  BNY Mellon Trust of Delaware

(B)	The Item 3 classification of each of the subsidiaries listed below is
	"Item 3(e) An Investment Adviser in accordance with Section 240.13d-1
        (b)(1)(ii)(E)"

	(X)  The Boston Company Asset Management LLC
	(X) The Dreyfus Corporation (parent holding company of MBSC Securities Corporation)
	( )  Founders Asset Management LLC
	(X)  Franklin Portfolio Associates LLC
        ( )  Lockwood Advisors, Inc.
        ( )  Lockwood Capital Management, Inc.
        (X) MBSC Securities Corporation (parent holding company of Founders Asset Management LLC)
	(X)  Mellon Capital Management Corporation
	( )  Mellon Global Investments Limited
	( )  Newton Capital Management Limited
	( )  Newton Investment Management Limited
	( )  Standish Mellon Asset Management Company LLC
        ( )  Urdang Securities Management, Inc.
	( )  Walter Scott & Partners Limited

(C)	The Item 3 classification of each of the subsidiaries listed below is
	"Item 3(g) A Parent Holding Company or control person in accordance with
	Section 240.13d-1(b)(1)(ii)(G)"

	(X)  The Bank of New York Mellon Corporation
        ( )  B.N.Y. Holdings (Delaware) Corporation (parent holding company of
             BNY Mellon Trust of Delaware)
        ( )  BNY Separate Account Services, Inc. (parent holding company of
             Lockwood Advisors, Inc.; Lockwood Capital Management, Inc.)
	(X)  MAM (MA) Holding Trust (parent holding company of Franklin Portfolio
             Associates LLC; Standish Mellon Asset Management Company LLC; The
             Boston Company Asset Management LLC)
	(X)  MBC Investments Corporation (parent holding company of Mellon
             Capital Management Corporation; Neptune LLC)
        ( )  Mellon International Holding S.AR.L (parent holding company of
             Mellon International Limited)
	( )  Mellon International Limited (parent holding company of Newton Management
             Limited; Walter Scott & Partners Limited)
	( )  Neptune LLC (parent holding company of Mellon International Holding
             S.AR.L)
	( )  Newton Management Limited (parent holding company of Newton Capital
             Management Limited; Newton Investment Management Limited)
        ( )  Pershing Group LLC (parent holding company of BNY Separate Account
             Services, Inc.)

NOTE: ALL OF THE LEGAL ENTITIES LISTED UNDER (A) AND (B) ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES OF THE BANK OF NEW YORK MELLON CORPORATION. BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS BY ANY ONE OF THE SUBSIDIARIES OR INTERMEDIATE PARENT HOLDING COMPANIES LISTED ABOVE IS REPORTED ON A JOINT REPORTING PERSON PAGE FOR THAT SUBSIDIARY ON THE ATTACHED SCHEDULE 13G AND IS INCORPORATED IN THE TOTAL PERCENT OF CLASS REPORTED ON THE BANK OF NEW YORK MELLON CORPORATION'S REPORTING PERSON PAGE. (DO NOT ADD THE SHARES OR PERCENT OF CLASS REPORTED ON EACH JOINT REPORTING PERSON PAGE ON THE ATTACHED SCHEDULE 13G TO DETERMINE THE TOTAL PERCENT OF CLASS FOR THE BANK OF NEW YORK MELLON CORPORATION).

                                   POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each of the undersigned (each a 'Company') does hereby make, constitute and appoint each of David M. Belsterling and Andrew M. Kresl (and any other employee of The Bank of New York Mellon Corporation, or one of its affiliates, designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), with respect to securities which may be deemed to be beneficially owned by the Company or under the Company's investment discretion under the Exchange Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by a Company or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Bank of New York Mellon Corporation or one of its affiliates.

THIS POWER OF ATTORNEY may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each Company hereby executes this Power of Attorney effective as of the date set forth below.

THE BANK OF NEW YORK MELLON             THE BANK OF NEW YORK
CORPORATION

By: /s/ Ronald P. O'Hanley              By: /s/ Bruce W. Van Saun
    ----------------------                  ---------------------
    Ronald P. O'Hanley                      Bruce W. Van Saun
    Vice Chairman                           Vice Chairman & Chief Financial
Date:  August 1, 2007                       Officer
                                        Date:  August 1, 2007

                                        By: /s/ John Dowd
                                            -------------
                                            John Dowd
                                            Executive Vice President
                                        Date:  August 1, 2007

THE BANK OF NEW YORK TRUST              BNY SEPARATE ACCOUNT SERVICES, INC.
COMPANY, N.A.

By: /s/ Michael K. Klugman              By: /s/ Lisa Detwiler
    ----------------------                  -----------------
    Michael K. Klugman                      Lisa Detwiler
    President                               Managing Counsel / Asst. Secretary
Date:  August 1, 2007                   Date:  August 27, 2007

By: /s/ Thomas J. Mastro
    --------------------
    Thomas J. Mastro
    Executive Vice President
Date:  August 1, 2007

THE BOSTON COMPANY ASSET                THE BOSTON COMPANY HOLDING LLC
MANAGEMENT, LLC

By: /s/ Corey A. Griffin                By: /s/ James P. Palermo
    --------------------                    --------------------
    Corey A. Griffin                        James P. Palermo
    Chairman & Chief Executive Officer      President
Date:  December 19, 2007                Date:  August 1, 2007

THE DREYFUS CORPORATION                 FOUNDERS ASSET MANAGEMENT LLC

By: /s/ J. David Officer                By: /s/ David L. Ray
    --------------------                    ----------------
    J. David Officer                        David L. Ray
    Director & Chief Operating Officer      Senior Vice President &
Date:  August 1, 2007                       Chief Operating Officer
                                        Date:  December 18, 2007

FRANKLIN PORTFOLIO ASSOCIATES LLC       LOCKWOOD ADVISORS, INC.

By: /s/ John S. Cone                    By: /s/ Lisa Detwiler
    --------------------                    -----------------
    John S. Cone                            Lisa Detwiler
    President & Chief Executive Officer     Managing Counsel / Asst. Secretary
Date:  August 1, 2007                   Date:  August 7, 2008

LOCKWOOD CAPITAL MANAGEMENT, INC.

By: /s/ Lisa Detwiler
    -----------------
    Lisa Detwiler
    Managing Counsel / Asst. Secretary
Date:  August 27, 2007

MAM (DE) TRUST				MAM (MA) HOLDING TRUST

By: /s/ Michael A. Bryson               By: /s/ Michael A. Bryson
    ---------------------                   ---------------------
    Michael A. Bryson, Trustee              Michael A. Bryson, Trustee
Date:  August 1, 2007                   Date:  August 1, 2007

By: /s/ Ronald P. O'Hanley              By: /s/ Ronald P. O'Hanley
    ----------------------                  ----------------------
    Ronald P. O'Hanley, Trustee             Ronald P. O'Hanley, Trustee
Date:  August 1, 2007                   Date:  August 1, 2007

By: /s/ Scott E. Wennerholm             By: /s/ Scott E. Wennerholm
    -----------------------                 -----------------------
    Scott E. Wennerholm, Trustee            Scott E. Wennerholm, Trustee
Date:  December 20, 2007                Date:  December 20, 2007

By:  Mellon Trust of Delaware,
     N.A., Trustee

     By: /s/ David B. Kutch
         ------------------
         David B. Kutch
         President and CEO
Date:  August 1, 2007

MBC INVESTMENTS CORPORATION             MBSC SECURITIES CORPORATION

By: /s/ Robert A. Repetto               By: /s/ J. David Officer
    ---------------------                   --------------------
    Robert A. Repetto                       J. David Officer
    Vice President                          President and Director
Date:  August 1, 2007                   Date:  August 1, 2007

MELLON BANK, N.A.                       MELLON CAPITAL MANAGEMENT
                                        CORPORATION

By: /s/ Ronald P. O'Hanley              By: /s/ Gabriela Parcella
    ----------------------                  ---------------------
    Ronald P. O'Hanley                      Gabriela Parcella
    Vice Chairman                           Executive Vice President &
Date:  August 1, 2007                       Chief Operating Officer
                                        Date:  August 1, 2007

MELLON GLOBAL INVESTMENTS LIMITED       MELLON INTERNATIONAL HOLDING S.AR.L.

By: /s/                                 By: /s/ Robert A. Repetto
    ----------------------                  ---------------------
    Jonathan M. Little                      Robert A. Repetto
    Director                                Manager
Date:                                   Date:  August 1, 2007

MELLON INTERNATIONAL LIMITED            MELLON PRIVATE TRUST COMPANY, N.A.

By: /s/ Helena L. Morrissey             By: /s/ Lawrence Hughes
    -----------------------                 -------------------
    Helena L. Morrissey                     Lawrence Hughes
    Director                                President & Chief Executive
Date:  April 15, 2008                       Officer
                                        Date:  August 1, 2007

MELLON TRUST OF CALIFORNIA              MELLON TRUST OF DELAWARE, N.A.

By: /s/ David R. Holst                  By: /s/ David B. Kutch
    ------------------                      ------------------
    David R. Holst                          David B. Kutch
    President                               President & Chief Executive
Date:  August 1, 2007                       Officer
                                        Date:  August 1, 2007

MELLON TRUST OF NEW ENGLAND, N.A.       MELLON TRUST OF NEW YORK, LLC

By: /s/ James P. Palermo                By: /s/ Lawrence Hughes
    --------------------                    -------------------
    James P. Palermo                        Lawrence Hughes
    President                               President
Date:  August 1, 2007                   Date:  August 1, 2007

MELLON TRUST OF WASHINGTON

By: /s/ David R. Holst
    ------------------
    David R. Holst
    Chairman & Chief Executive Officer
Date:  August 1, 2007

NEPTUNE LLC                             NEWTON CAPITAL MANAGEMENT LIMITED

By: /s/ Ronald P. O'Hanley              By: /s/ Helena L. Morrissey
    ----------------------                  -----------------------
    Ronald P. O'Hanley                      Helena L. Morrissey
    President & Chief Executive Officer     Director & Chief Executive
Date:  August 1, 2007                       Officer
                                        Date:  April 15, 2008

NEWTON INVESTMENT MANAGEMENT LIMITED    NEWTON MANAGEMENT LIMITED

By: /s/ Helena L. Morrissey             By: /s/ Helena L. Morrissey
    -----------------------                 -----------------------
    Helena L. Morrissey                     Helena L. Morrissey
    Director                                Director
Date:  April 15, 2008                       Date:  April 15, 2008

PERSHING GROUP LLC                      STANDISH MELLON ASSET MANAGEMENT
                                        COMPANY LLC

By: /s/Dennis Wallestad                     By: /s/ James D. MacIntyre
    -------------------                     ----------------------
    Dennis Wallestad                        James D. MacIntyre
    Chief Financial Officer                 President & Chief Operating
Date:  September 11, 2008                   Officer
                                        Date:  August 1, 2007

URDANG SECURITIES MANAGEMENT, INC.      WALTER SCOTT & PARTNERS LIMITED

By: /s/ Richard J. Ferst                By: /s/ Kenneth J. Lyall
    --------------------                    --------------------
    Richard J. Ferst                        Kenneth J. Lyall
    President & Chief Operating Officer     Chairman
Date:  August 1, 2007                   Date:  December 24, 2007

                                   JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), each undersigned entity (each a 'Company') hereby agrees to any and all joint filings required to be made on the Company's behalf on Schedule 13G (including amendments thereto) under the Exchange Act, with respect to securities which may be deemed to be beneficially owned by the Company under the Exchange Act, and that this Agreement be included as an Exhibit to any such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each Company hereby executes this Agreement effective as of the date set forth below.

THE BANK OF NEW YORK MELLON             THE BANK OF NEW YORK
CORPORATION

By: /s/ Ronald P. O'Hanley              By: /s/ Bruce W. Van Saun
    ----------------------                  ---------------------
    Ronald P. O'Hanley                      Bruce W. Van Saun
    Vice Chairman                           Vice Chairman & Chief Financial
Date:  August 1, 2007                       Officer
                                        Date:  August 1, 2007

THE BANK OF NEW YORK TRUST              BNY SEPARATE ACCOUNT SERVICES, INC.
COMPANY, N.A.

By: /s/ Michael K. Klugman              By: /s/ Lisa Detwiler
    ----------------------                  -----------------
    Michael K. Klugman                      Lisa Detwiler
    President                               Managing Counsel / Asst. Secretary
Date:  August 1, 2007                   Date:  August 27, 2007

THE BOSTON COMPANY ASSET                THE BOSTON COMPANY HOLDING LLC
MANAGEMENT, LLC

By: /s/ Corey A. Griffin                By: /s/ James P. Palermo
    --------------------                    --------------------
    Corey A. Griffin                        James P. Palermo
    Chairman & Chief Executive Officer      President
Date:  December 19, 2007                Date:  August 1, 2007

THE DREYFUS CORPORATION                 FOUNDERS ASSET MANAGEMENT LLC

By: /s/ J. David Officer                By: /s/ David L. Ray
    --------------------                    ----------------
    J. David Officer                        David L. Ray
    Director & Chief Operating Officer      Senior Vice President &
Date:  August 1, 2007                       Chief Operating Officer
                                        Date:  December 18, 2007

FRANKLIN PORTFOLIO ASSOCIATES LLC       LOCKWOOD ADVISORS, INC.

By: /s/ John S. Cone                    By: /s/ Lisa Detwiler
    --------------------                    -----------------
    John S. Cone                            Lisa Detwiler
    President & Chief Executive Officer     Managing Counsel / Asst. Secretary
Date:  August 1, 2007                   Date:  August 7, 2008

LOCKWOOD CAPITAL MANAGEMENT, INC.

By: /s/ Lisa Detwiler
    -----------------
    Lisa Detwiler
    Managing Counsel / Asst. Secretary
Date:  August 27, 2007

MAM (DE) TRUST				MAM (MA) HOLDING TRUST

By: /s/ Michael A. Bryson               By: /s/ Michael A. Bryson
    ---------------------                   ---------------------
    Michael A. Bryson, Trustee              Michael A. Bryson, Trustee
Date:  August 1, 2007                   Date:  August 1, 2007

By: /s/ Ronald P. O'Hanley              By: /s/ Ronald P. O'Hanley
    ----------------------                  ----------------------
    Ronald P. O'Hanley, Trustee             Ronald P. O'Hanley, Trustee
Date:  August 1, 2007                   Date:  August 1, 2007

By: /s/ Scott E. Wennerholm             By: /s/ Scott E. Wennerholm
    -----------------------                 -----------------------
    Scott E. Wennerholm, Trustee            Scott E. Wennerholm, Trustee
Date:  December 20, 2007                Date:  December 20, 2007

By:  Mellon Trust of Delaware,
     N.A., Trustee

     By: /s/ David B. Kutch
         ------------------
         David B. Kutch,
         President and CEO
Date:  August 1, 2007

MBC INVESTMENTS CORPORATION             MBSC SECURITIES CORPORATION

By: /s/ Robert A. Repetto               By: /s/ J. David Officer
    ---------------------                   --------------------
    Robert A. Repetto                       J. David Officer
    Vice President                          President and Director
Date:  August 1, 2007                   Date:  August 1, 2007

MELLON BANK, N.A.                       MELLON CAPITAL MANAGEMENT
                                        CORPORATION

By: /s/ Ronald P. O'Hanley              By: /s/ Gabriela Parcella
    ----------------------                  ---------------------
    Ronald P. O'Hanley                      Gabriela Parcella
    Vice Chairman                           Executive Vice President &
Date:  August 1, 2007                       Chief Operating Officer
                                        Date:  August 1, 2007

MELLON GLOBAL INVESTMENTS LIMITED       MELLON INTERNATIONAL HOLDING S.AR.L.

By: /s/                                 By: /s/ Robert A. Repetto
    ----------------------                  ---------------------
    Jonathan M. Little                      Robert A. Repetto
    Director                                Manager
Date:                                   Date:  August 1, 2007

MELLON INTERNATIONAL LIMITED            MELLON PRIVATE TRUST COMPANY, N.A.

By: /s/ Helena L. Morrissey             By: /s/ Lawrence Hughes
    -----------------------                 -------------------
    Helena L. Morrissey                     Lawrence Hughes
    Director                                President & Chief Executive
Date:  April 15, 2008                       Officer
                                        Date:  August 1, 2007

MELLON TRUST OF CALIFORNIA              MELLON TRUST OF DELAWARE, N.A.

By: /s/ David R. Holst                  By: /s/ David B. Kutch
    ------------------                      ------------------
    David R. Holst                          David B. Kutch
    President                               President & Chief Executive
Date:  August 1, 2007                       Officer
                                        Date:  August 1, 2007

MELLON TRUST OF NEW ENGLAND, N.A.       MELLON TRUST OF NEW YORK, LLC

By: /s/ James P. Palermo                By: /s/ Lawrence Hughes
    --------------------                    -------------------
    James P. Palermo                        Lawrence Hughes
    President                               President
Date:  August 1, 2007                   Date:  August 1, 2007

MELLON TRUST OF WASHINGTON

By: /s/ David R. Holst
    ------------------
    David R. Holst
    Chairman & Chief Executive Officer
Date:  August 1, 2007

NEPTUNE LLC                             NEWTON CAPITAL MANAGEMENT LIMITED

By: /s/ Ronald P. O'Hanley              By: /s/ Helena L. Morrissey
    ----------------------                  -----------------------
    Ronald P. O'Hanley                      Helena L. Morrissey
    President & Chief Executive Officer     Director & Chief Executive
Date:  August 1, 2007                       Officer
                                        Date:  April 15, 2008

NEWTON INVESTMENT MANAGEMENT LIMITED    NEWTON MANAGEMENT LIMITED

By: /s/ Helena L. Morrissey             By: /s/ Helena L. Morrissey
    -----------------------                 -----------------------
    Helena L. Morrissey                     Helena L. Morrissey
    Director                                Director
Date:  April 15, 2008                   Date:  April 15, 2008

PERSHING GROUP LLC                      STANDISH MELLON ASSET MANAGEMENT
                                        COMPANY LLC

By: /s/ Dennis Wallestad                    By: /s/ James D. MacIntyre
    -----------------------                 ----------------------
    Dennis Wallestad                        James D. MacIntyre
    Chief Financial Officer                 President & Chief Operating
Date:  September 11, 2008                   Officer
                                        Date:  August 1, 2007

URDANG SECURITIES MANAGEMENT, INC.      WALTER SCOTT & PARTNERS LIMITED

By: /s/ Richard J. Ferst                By: /s/ Kenneth J. Lyall
    --------------------                    --------------------
    Richard J. Ferst                        Kenneth J. Lyall
    President & Chief Operating Officer     Chairman
Date:  August 1, 2007                   Date:  December 24, 2007